
KINGSCROWD
ALT INVESTING INSIGHTS AND ANALYTICS

KINGSCROWD

Bloomberg For Alt Investing

kingscrowd.com/companies Chapel Hill, NC

Highlights

1. $735,000+ in 2023 revenues, +60% YoY revenue growth (cash-basis, non-audited)
2. Created KingsCrowd Capital - A $1.7M 'ETF-like' data-driven fund powered by our algo
3. Pursuing path to profitability late 2024/early 2025 (forecast, not guaranteed)

4. 50% of revenues now generated by B2B sales

5. Building a data flywheel to serve all stakeholders in the growing digital private markets

6. Launched raisepapers brand to serve founders with form filing and data solutions

7. Nearly 100% equity/debt coverage of RegCF/RegA+ markets over 5+ years

Featured Investor



Larry Eiben

Invested $140,000 ⓘ

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"In my opinion, KINGSCROWD is a vital component to the growth of the venture capital industry and, more broadly, alternative investing. Providing actionable data on potential investments that are available online will empower investors and yield better results. Online fundraising is a rapidly growing channel that will replace traditional methods and KINSCROWD is uniquely positioned to capitalize on this trend. Moreover, as secondary markets develop, decision-support tools will be of paramount importance. I find that the founder, Chris Lustrino, has unparalleled knowledge of the online alternatives infrastructure and has built an impressive team to take KINGSCROWD to the next level. I'm excited to be part of the journey."

Other investors include Oyster.vc, Belevedere Trading, Global Millennial Capital, LFG Ventures, Red Bike Capital, Mike Even, Andrea Walne

Our Team



Chris Lustrino Founder & CEO

Founder & CEO of KingsCrowd since 2018 with a background in private equity and venture backed startups with millions in sales since founding. Co-Founder & GP of KingsCrowd Capital and formerly founder of SIC, one of the first alt investing blogs (acq. 18)



Peyton Meredith COO - raisepapers

A passionate COO and founder herself that ensures a quality experience for our intermediaries and founders alike at raisepapers. She has spent her entire career at startups including running her own wellness business.



Brian Belley VP of Product

A seasoned tech leader with a rich background in engineering, venture investing, software development and entrepreneurship. He's made 220+ angel investments on platforms like Wefunder. Founded Crowdwise (acq. 2020 by KC) & serves on the Board of the CFPA.



Olivia Strobl Senior Investment Associate

Over 6 years of expertise in investment analytics and a robust background in technology and venture capital, dedicated to fostering diversity within venture capital and the online private markets, Qualified Accredited Investor certified



Scott Kitun Co-founder & COO at Songfinch, GP at Kingscrowd

Media entrepreneur and investor with 2 exits and Co-founder/COO of Songfinch. Grew Songfinch into a 9-figure business, backed by major tech/music names. Made over 20 seed investments, 4 exits, 3 unicorns, MOIC >5.



Sam Fiske Head of Content

Media strategist and content creator. Transformed Technori into a leading digital

Media strategist and content creator. Transformed Technori into a leading digital media brand. EP for industry-leading Technori and Inside Startup Investing podcasts. Featured in AP, Vice, & WSJ. Led video projects for Salesforce, Capital One & Home Chef.



Léa Bouhelier-Gautreau Senior Investment Research Analyst

Impact investing and sustainability enthusiast. Formerly with Stanford's StartX, led Malawian startup study. Volunteers aiding entrepreneurs in Cameroon, Brazil, Colombia. Anthropology grad, UC Davis MBA student.



Teddy Lyons Senior Investment Analyst

Background in VC and investment banking. Ex-Deutsche Bank analyst, TMT group. Former Alchemi Capital associate. Economics and Psychology grad from Wesleyan University, ex-varsity soccer captain. Holds a Masters in Finance from Boston College.



Chris Martin Integrated Operations Manager

Operated as a QA & Tech Lead at Hill Holliday & EP+Co for over 8 years. Specializing in WCAG, shift-left DevOps, and remote team management. Takes pride in picking up new skills and wearing multiple hats in order to get the job done.

KingsCrowd is building the premier data company to power the alt investing revolution...

The Market Opportunity

Over the past decade, the world of alt investing (e.g., startups, real estate, credit, collectibles, art) has been completely revolutionized by technology, regulatory changes, and amazing companies like Wefunder, Yieldstreet, Fundrise, Rally Rd., and many others.

Yieldstreet, Fundrise, Rally Rd., and many others.


OPPORTUNITY
The online private market is massive and it's only going to get bigger
Startups
Republic
Collectibles
Rally RD.
Real Estate
FUNDRISE
Credit
Percent
KINGSCROWD
$13
TRILLION
Online Private
Market Transactions
Over the Next 10 Years

The $13 Trillion in alt assets (Source: **Prequin**) that historically have remained offline and often only available to institutions and ultra-high-net-worth is beginning to become available to the masses in a digitally native setting. We sit at the apex of this market, serving all end constituents with data-driven solutions.

This is one of the largest new financial markets that will ever be created from the ground up during our lifetime.

We envision a future where investing transcends traditional public markets. Individuals will seamlessly diversify their portfolios with startups, real estate, high-end art, and more. Investors in the next decade may think nothing of trading into and out of everything from startups to hotels, to vineyards and farms, to Picassos and Ferraris.


WEFUNDER
coinbase
FUNDRISE


WORLD OF
ALT INVESTING
MASTERWORKS
Arrived
Percent
Rally RD.
royal
public

The traditional **60/40** stock/bond portfolio of the past is quite simply that - a thing of the past! In the future, we envision a world where individuals may have tailored portfolios that look more like **50/20/15/5/5/5** across stocks, bonds, real estate/debt/land, startups, digital assets (e.g. crypto and NFTs), and unique assets (e.g. art, wine, collectibles, music royalties).


PAST

The KingsCrowd Vision

At KingsCrowd, we started leaning into this bold new vision of investing over 5 years ago. We started by building the premier data company serving the alt investing sector, with nearly 100% coverage of Reg CF

serving the alt investing sector, with nearly 100% coverage of Reg CF and Reg A+ markets and over 8,000+ tracked raises to date.


KINGSCROWD
RAISE METRICS
TRACKED
RAISES
8,000+
300+
DATA POINTS
on every raise
FOUNDERS
TRACKED
8,385
EXITS/FAILURES
TRACKED
130+
USER PORTFOLIO STATS
Dollar amount of
INVESTMENTS


$54
MILLION+
tracked
TRACKED
49,100+

Our ultimate goal is to own the world's private market data as all global asset classes become digitally native over the next 10-15 years. We are building for the long-term with the vision of being the Bloomberg of everything outside of public equities - such as private companies on Wefunder, debt on Percent, real estate on Fundrise, and other alts on Yieldstreet.

KingsCrowd is the one-stop solution for investors, industry insiders, and operators to thrive in the evolving alternative investment landscape.

In our worldview, in 10 years, Wall Street professionals will seamlessly use KingsCrowd to get the data they need to trade into and out of private alts and for individual investors to access KingsCrowd ratings directly in their brokerage account to make informed alternative investment decisions.

Despite recent tech market turbulence, over the past two years we have worked diligently to fully realize phase one of our bold long-term vision that we see playing out in four key phases.


4 Phases of KingsCrowd's Maturation
Years 1-5
Years 5-7
Years 7-9
Years 10-12
Phase 1:
Phase 2:
Phase 3:
Phase 4:


Develop the data flywheel and brand trust moat
Commercialize the data and brand across customer segments
Expand into new asset classes and geographies
Enter emerging channels as mainstream adoption comes to fruition

In Phase 1, we built all the components of what we look at as our long-term moat, which is centered on our data flywheel.


OUR SUSTAINABLE COMPETITIVE ADVANTAGE
We're building a flywheel and moat around unparalleled data
COMPANY DATA
Founders
Business Metrics and Financials
Deal Terms and Valuations
INDUSTRY DATA
Historical Fundings and Trends
Top Platforms and Brokers
Exits and Failures
COMPANY DATA
CORE DATA PLATFORM
USER DATA
INDUSTRY DATA
USER DATA
Portfolio, Watchlist
Crowd Sentiment
Interest (Clicks/Views)

Our data flywheel fuels growth and separates us from our competition, unlocking new monetization opportunities. More data points on companies and alternative assets directly translate into greater value for our investors.

As investors interact more with our tracked data - by adding more companies to their portfolio, sending us more feedback on companies they've invested in, and providing more investor sentiment around where they are bullish and bearish - this enriches the breadth, depth, and accuracy of our dataset.

As our data from companies and users continues to grow, we also become more important to industry players - like founders raising capital and the funding platforms themselves - which leads them to share more data with us.

All of this creates a powerful network effect: greater data attracts more industry stakeholders while simultaneously improving our data quality and monetization potential.

Building for an AI Future

As AI and Large Language Models (LLMs) continue to evolve and proliferate, we believe we're entering a pivotal moment in history for data companies.

The race between giants like OpenAI and Google and the burgeoning world of open-source LLMs signals a future where we believe these technologies will become commoditized.

Rather than the underlying AI technologies themselves, what will truly set future AI applications apart are the datasets behind them. And we believe KingsCrowd is uniquely positioned to capitalize on this opportunity.

We've designed our data infrastructure with scalability and AI applications in mind, enriched by an extra layer of insight from our expert team of analysts. This data depth and expertise blend ensure our dataset is unparalleled and extremely hard to replicate.

Our unique dataset gives financial institutions, hedge funds, and sophisticated investors a competitive edge and powers our AI-driven tools and processes. These tools enhance investment screening and recommendations for investors, founders, and platforms alike, making KingsCrowd well-positioned in a future where AI is ubiquitous.

The Product

This data flywheel has enabled us to create a product suite that serves the following customers.

Retail investors: We provide retail investors with a robust suite of tools that better enable search, diligence, and management of their startup investments.

- **Search**: With our powerful deal search tools, we make searching the 50+ platforms and hundreds of deals available at any one time just a few clicks away. With our advanced search filters, you can find and identify investment opportunities that fit your investment thesis in seconds. You can also follow companies you are interested in, save your searches, and create CSV downloads for those who want to perform even deeper market analysis.


Deal Explorer
7 of 7 active Startup Deals
Raised this week ($)
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KingsCrowd Rating
4.8 and up
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Paleblue
The company makes sustainable and rechargeable Li-ion batteries. Paleblue batteries are fast charging,...
$225,950 / $1,235,000 RAISED
18%
12/21/2023
3/21/2024
29 days left
Energy, Power, & Natural Resources
VALUATION:
$16,800,000
SECURITY TYPE:
Convertible Note
PLATFORM:
Wefunder
View Deal
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Nada
It is a real-estate technology company that brings buying and selling real estate online without paying a...
$252,404 / $618,000 RAISED
41%
1/7/2024
4/23/2024
62 days left
Real Estate & Construction
VALUATION:
$27,400,000
SECURITY TYPE:
SAFE
PLATFORM:
Wefunder
View Deal
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Advancing Eco Agriculture
Pirouette Medical
Deal 3
Compare →
Add up to 3 more deals

- **Diligence**: We provide quant ratings on every active Reg CF and Reg A+ equity opportunity available to investors. Our detailed rating

breakdowns are powered by 300+ data points on each company. The algorithm has been developed over 5+ years by former VCs and data scientists, with early data showing promise!


Ratings
Rating
Risk Rating
Risk-adjusted Rating
Last rated on 02/21/2024, Ratings v3.3 - Growth Stage
Overall
Price
Market
Team
Differentiators
Performance
Overall 1 4.9 5
Ratings Breakdown
Price 1 4.8 5
Market 1 4.9 5
Team 1 3.3 5
Differentiators 1 3.6 5
Performance 1 3.8 5
Ratings Commentary
Paleblue's current investment opportunity has a rating of **4.9**.
This places Paleblue **above** the median rating of 3 for all comparison growth stage deals.

- **Manage** - Our portfolio management tools allow you to track all your investments across Wefunder and other platforms in one place. You get in-depth analytics on your portfolio companies and updates when your companies list new funding rounds or have an exit/failure event. Our valuation tracker tools can also help you track investment returns over time. Our portfolio tool is the most robust tracking tool in the industry.


PORTFOLIO
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PORTFOLIO
A KingsCrowd Walkthrough

- **One-Click Diversification** - We built an ETF-like fund product with KingsCrowd Capital, a data-driven fund exclusively investing in deals on platforms like Wefunder. One investment exposes investors to 100 of the top-tier companies utilizing our proprietary rating algorithm. In time, we see an opportunity to expand to create a suite of themed funds (e.g. female founder funds, impact investing, etc.) and alt-asset funds (e.g. real estate funds). Our first fund has over $1.6M AUM and sold to 57 LPs in just a few days. We have made 25 investments out of the fund in 2023 and plan to continue to make 25 investments out of our first fund through 2026.


KINGSCROWD
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Fund I
The First Data-Driven Fund
In The Online Private Market

- **Education** - We also have two of our industry's leading podcasts and

newsletters! We host the only quarterly demo day series that brings together the best founders raising across all platforms to live pitch our amazing investor base with hundreds of attendees and industry-leading sponsors.


INSIDE STARTUP
INVESTING
with Chris Lustrino
Technori
with Scott Kitun

Platforms: As the industry's definitive data source, we help many of the top funding platforms navigate the online private markets. Our dashboards provide real-time insights into competitor performance, issuer funding trends, and broader market dynamics. Our data and insights are so respected that top platforms regularly cite them, solidifying our position as the market's trusted authority.


Start Date
to
End Date
Industry
Tech Sector
State
Security Type
Platform
Raise Amount Trend
Total Amount Raised
Average Amount Raised
$60M
$140k


$50M
$40M
$30M
$20M
$10M
$0M
Total Amount Raised
$120k
$100k
$80k
$60k
$40k
$20k
$0k
Average Amount Raised (per Campaign)
2018-01 2018-03 2018-05 2018-07 2018-09 2018-11 2019-01 2019-03 2019-05 2019-07 2019-09 2019-11 2020-01 2020-03 2020-05 2020-07 2020-09 2020-11 2021-01 2021-03 2021-05 2021-07 2021-09 2021-11 2022-01 2022-03 2022-05 2022-07 2022-09 2022-11 2023-01 2023-03 2023-05 2023-07 2023-09 2023-11 2024-01
Reg CF Amount Raised - January 2024

Founders: We understand the unique challenges and complexities founders face when raising capital online. At KingsCrowd, we have made two strategic moves to serve founders with data-driven solutions.

First, we have leveraged our database to create a founder valuation and market comps tool. This tool allows founders to learn about where to list, how much they can expect to raise, and what appropriate deal terms of similar companies have been. We also facilitate platform introductions if there is a founder-platform match made through our program.

Additionally, we acquired a majority stake in LawCloud (Co-Founded by Doug Ellenoff, a leader of the JOBS Act) and rebranded it as raisepapers.


raisepapers
A Kingscrowd Company
Platforms
Startups
About
Customer Login
Join the thousands using raisepapers to create, file and manage all of your capital raising docs online
Easy to use Form Cs, C-ARs, 1-As, Ds and subscription agreements.
All in One Form C
Everything you need to file a Form C with the SEC
Get Started
$3,500 includes:
• Form ID, Form C
• Concierge Service
• Attorney Review
Reg CF Annual Report
Staying compliant with the SEC is more important than ever
Get Started
$575 includes:
• Concierge Service
• Filing with the SEC
• Attorney Review
Reg D/Reg A
Save money by drafting a PPM or 1-A with a network attorney
Schedule a Call
Reg D/A includes:
• PPM $5,000
• 1-A $37,500
• Attorney Review

The raisepapers brand is focused on creating more data-driven solutions for founders, starting with our core offering: the easiest-to-use, lowest-cost solution for filing all needed SEC forms to raise capital online.

Leveraging KingsCrowd's extensive data on these filings, we are uniquely positioned to help founders effectively and efficiently file all necessary forms to raise capital online in a more cost-effective, streamlined manner than traditional lawyers.

This strategic approach allows us to get even closer to the data and to create long-term solutions around investor relations. We aim to drive greater transparency and data-sharing with the growing investor community, creating a powerful feedback loop within these emerging markets.


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Annual Revenue

Institutions: We have numerous institutions interested in or already buying our data. One of our first institutional client channels are

universities. Universities buy our financial data to power research about these emerging online private markets. We have served PhDs and Professors at universities including Duke University, Notre Dame University, Auburn University, The University of Michigan, Indiana University, Howard University, University of Arkansas, and more.

In looking at Bloomberg's business, it appears they do tens of millions of dollars in sales to universities yearly. We think we have a similar long-term opportunity. We have also had other institutions, such as a hedge fund, invest in KingsCrowd with the hope of tracking liquidity and other types of data as secondary markets evolve.

The Business Model

We're emulating Bloomberg's highly successful monetization strategy. The beauty of our data-driven model lies in its scalability: we can tailor insights from the same core dataset to serve diverse client segments – institutions, asset managers, and Wall Street players – as the online private market expands.



DATA
Subscriptions
Ratings
Analytics
Round data
KC CAPITAL
Management Fees
Carry
BRAND/USERS
Sponsorship to:
Podcasts
Newsletter
Events
raisepapers
FOUNDERS
Form Filings
Platform Referrals
Investor Relations

In the future, we anticipate a surge in demand from institutions seeking to offer alternative investments to their clients. For instance, Public.com

acquired Otis in 2022 to offer the ability to invest in alts like movie rights. As more brokerage firms and asset managers look to offer alts, we can sell our ratings and fund products to firms, like Public.com, that want to provide alt research tools and fund products to their clients.

We also see growing interest from hedge funds and asset managers looking to diversify out of public equities and into alternative assets. Our unique data and insights will be a premium commodity for those seeking an edge in this emerging market landscape. At this point, we look to provide data-powered solutions to these types of clients at a much higher premium than our current retail-focused offerings.

The Competition

KINGSCROWD

COMPETITION

We have a defensible moat and a highly differentiated product versus industry competitors

	KINGSCROWD	CROWDFUND CAPITAL ADVISORS	Lustro	HUBTAS
Deal Search Aggregation	✓	✗	✓	✓
Historical Raise Data	✓	✓	✗	✗
Deal Analyst Reports	✓	✗	✗	✗
Quant Ratings	✓	✗	✗	✓
Market Analytics	✓	✓	✗	✗
Portfolio Tracking	✓	✗	✗	✗
Founder & Platform Tools	✓	✗	✗	✗
Investment Funds	✓	✓	✗	✗
Data API	✓	✓	✗	✗

In the online private investing data providers field, we stand out with our unique and differentiated approach. Our long-term vision prioritizes solving real pain points for all stakeholders in the market,

from investors and founders to platforms and institutions. We achieve this through a highly scalable and mature business model, built on a robust data flywheel that fuels continuous improvement and innovation.

While competitors may offer fragmented pieces of our offering, they lack the cohesive business strategy, brand credibility, and the proven track record of KingsCrowd. KingsCrowd goes far beyond, providing deep insights, user-driven feedback, and a comprehensive view of the private markets landscape.

The Secret Sauce - Our Proprietary Data

Our data flywheel delivers unmatched value because it's built on an exceptional foundation. So how do we create our data, and where does it come from?

We generate over 300 data points for every company we track.

Our data is compiled from a multitude of sources including: SEC form filings, funding platform APIs, historical performance that leverages our database, third-party databases (e.g. for market sizes), our own analyst insights (e.g. founder experience), and invaluable user-generated data, such as our proprietary crowdsourced bullish/bearish ratings.


Third-party databases
Form Fillings
Analyst-generated


User-generated
data
data
Platform
APIs
WEFUNDER
Historical performance
data

Traction

Data-driven businesses typically face two initial hurdles that we have had to overcome.

The first obstacle was gathering enough data to make anyone interested in what you are doing. For instance, when I started KingsCrowd in 2018, there were only a handful of yearly deals, and we had little data history.

The second obstacle was building initial brand trust and credibility. When I started this business, incessant naysayers asked me why they should trust KingsCrowd. We were nobody, and people treated us that way.

After investing millions in building our data and ratings platform and taking the time to nurture our brand across the industry with investors, platforms, and founders alike, we have emerged as the most trusted, well-regarded data brand in our industry. That, along with our 5+ years of highly accurate historical data on a fast-growing market, has made our core dataset a highly valuable commercial asset.

Over the last year, we have focused on commercializing our business across all key segments we see in the near term. We have shown an

across all key segments we see in the near term. We have shown an ability to grow revenues very well despite a challenging market environment. Last year, we grew by 60%+ while reducing overhead by 85% (unaudited, cash-based accounting) on our path to achieving break-even by late 2024/early 2025.


Annual Revenue
B2C
B2B
FUNDS
B2B2C
$4.0M
$3.0M
$2.0M
$1.0M
2020
2021
2022
2023
2024
2025

Note: Above are future projections of revenue growth, though these are not guaranteed.

We have built traction around data, brand, users, and now revenues, cementing our product market fit and sustainable growth trajectory.

The 2024 Strategic Plan And Uses of Capital

In 2024, we have three focus areas for KingsCrowd:

1. **Top line growth:** In 2023, we generated 50% of our revenues from business lines that didn't exist the year before, including data sales, founders tools, and sponsorship/events. We found a clear product-

market fit with these segments. Now is the time to lean into these and double and triple down where we see growth opportunities.

2. **Product Excellence:** Our focus is on improving retail investor customer retention by delighting customers with a best-in-class experience. More importantly, customer feedback has clarified that we need to help investors beyond just making investment decisions. This includes adding new ways of tracking your investment performance over time and providing resources like a tax tool for tracking gains and losses in a simplified way.
3. **AI automation and efficiencies:** In 2023, we launched AI-enhanced analyst reports powered by our proprietary database, which has enabled us to provide more market coverage with fewer resources. Moving forward, we plan to continue to find internal efficiencies utilizing AI-powered tools and internal items we are building to make our data processes scalable and cost-effective. This focuses on enhancing data quality and helping us keep costs low as we drive profitability.

With these focus areas in mind, we are raising capital for four key purposes:

1. **Onboarding VP of Sales:** In January, we welcomed Mike Van to the team as VP of Sales. His focus is on growing our sponsorship, data sales, and founder sales over the next year and assessing the opportunity to grow our events segment, which right now includes our quarterly demo days. We will also provide a marketing/sales budget to support our VP of Sales efforts.
2. **Tech budget:** Invest in more tech staff/consultants to support tech investment efforts to improve the product, create new product capabilities, and create more AI-powered solutions to enable better scaling of internal processes.
3. **Bolster balance sheet:** In our efforts to achieve profitability, we not only want to hit profitability, but we want to have a strong balance

only want to hit profitability, but we want to have a strong balance sheet to ensure the business's long-term health.

4. **Leave room for acquisitions:** We think opportunities are beginning to present that will provide room for future acquisitions that may accelerate our ability to enter new asset classes or geographies. Having a strong balance sheet can assist in closing these potential deals.

We believe focusing on the above areas will allow us to spend the next two years leaning into Phase 2 of our journey. By leaning into profitable growth will allow us to decide when and how we raise future funding at a desirable time and maximize future shareholder appreciation.